Klondex Provides Updated Mineral Reserves and Resources
For its Nevada Operations

Vancouver, BC - September 14, 2016- Klondex Mines Ltd. (KDX:TSX; KLDX:NYSE MKT) (“Klondex” or the “Company”) is pleased to provide a Mineral Reserve and Mineral Resource update for the Fire Creek Mine (“Fire Creek”) and Midas Mine (“Midas”), both located in Northern Nevada.

Mineral Reserve and Resource Highlights:

•	Total Nevada Proven and Probable (“P&P”) Mineral Reserve increased 5% from 444k AuEq oz to 468k AuEq oz contained within 689k tons, net of depletion

•	Fire Creek Measured and Indicated (“M&I”) Mineral Resource increased 7% from 473k AuEq oz to 505k AuEq oz contained within 526k tons, net of depletion

•	Midas P&P Mineral Reserve has increased 41% from 123k AuEq oz to 174k AuEq oz contained within 449k tons, net of depletion

TABLE 1: Fire Creek Mineral Reserve

Category	Tons (k)	Au opt	Au g/t	Ag opt	Ag g/t	AuEq opt	AuEq g/t	Au koz	Ag koz	AuEq koz
Proven	121	1.703	58.40	1.37	47.1	1.722	59.05	206	166	208
Probable	119	0.715	24.51	0.50	17.0	0.722	24.74	85	59	86
Total P&P	240	1.213	41.59	0.94	32.2	1.226	42.03	291	225	294

TABLE 2: Midas Mineral Reserve

Category	Tons (k)	Au opt	Au g/t	Ag opt	Ag g/t	AuEq opt	AuEq g/t	Au koz	Ag koz	AuEq koz
Proven	141	0.261	8.95	9.18	314.8	0.388	13.31	37	1,295	55
Probable	307	0.335	11.47	3.84	131.6	0.388	13.29	103	1,180	119
Total P&P	449	0.311	10.68	5.52	189.2	0.388	13.30	140	2,475	174

TABLE 3: Fire Creek Mineral Resource

Category	Tons (k)	Au opt	Au g/t	Ag opt	Ag g/t	AuEq opt	AuEq g/t	Au koz	Ag koz	AuEq koz
Measured	180	1.637	56.12	1.30	44.7	1.655	56.74	294	234	298
Indicated	346	0.591	20.27	0.51	17.5	0.598	20.50	205	176	207
Total M&I	526	0.948	32.52	0.78	26.8	0.959	32.89	499	411	505
Inferred	931	0.538	18.43	0.48	16.4	0.544	18.66	501	446	507

TABLE 4: Midas Mineral Resource

Category	Tons (k)	Au opt	Au g/t	Ag opt	Ag g/t	AuEq opt	AuEq g/t	Au koz	Ag koz	AuEq koz
Measured	417	0.400	13.72	7.97	273.4	0.511	17.51	167	3,325	213
Indicated	697	0.362	12.41	4.73	162.1	0.428	14.66	252	3,295	298
Total M&I	1,114	0.376	12.90	5.94	203.7	0.459	15.73	419	6,620	511
Inferred	671	0.303	10.39	2.93	100.5	0.344	11.79	203	1,966	231

Notes to Tables:

1.	Mineral Resource is inclusive of Mineral Reserve.

2.	Fire Creek and Midas Mineral Reserves are calculated at a gold price of US$1,200 per ounce and a silver price of US$17.00 per ounce.

3.	Fire Creek and Midas Mineral Resources are calculated at a gold price of US$1,400 per ounce and a silver price of US$19.83 per ounce.

4.	Metallurgical recoveries for gold and silver are 94% and 92%, respectively, at all properties.

5.	One ounce of gold is equivalent to 72.12 ounces of silver.

6.	Mineral Resources include resource dilution to a minimum mining width of four feet or the vein width plus two feet, whichever is greater.

7.	Cut off grades for the Mineral Resources at Fire Creek and Midas are 0.228 and 0.196 opt AuEq, respectively.

8.	Cut off grades for the Mineral Reserves at Fire Creek and Midas are 0.343 and 0.305 opt AuEq, respectively.

9.	The effective date for the Fire Creek and Midas Mineral Resource is June 30, 2016 and May 31, 2016, respectively.

10.
Mineral Resources which are not Mineral Reserves have not yet demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

11.
The quantity and grade of reported Inferred Resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred Resources as an Indicated or Measured Mineral Resource and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured Mineral Resource category.

12.
The Mineral Resources in this press release were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.

Paul Huet, President and CEO stated, "We are pleased to have once again increased our Mineral Reserves and Mineral Resources in Nevada. Midas and Fire Creek continue to demonstrate that their exploration potential remains intact and we will continue to aggressively invest in these flagship assets.”

The Fire Creek Mineral Resource is based on 1,043 drill holes totaling 210,995 m (692,241 ft) and includes data from 206 new drill holes totaling 33,921 m (111,288 ft), completed by Klondex since June 2015. In addition to the drilling, the Mineral Resource estimate also utilizes 4,321 channel samples provided from mining on the structures.

The Midas Mineral Resource is based on 4,366 drill holes totaling 887,670 m (2,912,303 ft) and includes data from 118 new drill holes totaling 19,334 m (63,431 ft), completed by Klondex since May 2015. In addition to the drilling, the Mineral Resource estimate also utilizes 20,751 channel samples provided from mining on the structures.

The updated Mineral Reserve for Fire Creek and Midas was prepared by Practical Mining, LLC.

Mineral Resource Assumptions
Classification of the Mineral Resource as Measured, Indicated or Inferred was undertaken based on the number of drill and channel sample composites used and the average distance from the block to the composites.

For a Measured Mineral Resource, a AuEq grade model block must have incorporated four composites within a distance of 40 feet. For Indicated Mineral Resource, a AuEq grade model block must have used three composites within 100 feet, and an Inferred Mineral Resource must have incorporated two composites within 300 feet.

Drill interval assays for the Nevada Operations were performed by ALS Chemex of Reno, Nevada (independent laboratory). Channel samples were performed by ALS Chemex of Reno, Nevada, Dave Francisco Labs of Fallon and the Klondex Midas in-house assay lab using fire assay with gravimetric finish as directed under the supervision of Klondex staff and check samples were sent to ALS Chemex and American Assay (AAL) of Reno, Nevada.

Drill samples cited in this news release for Fire Creek and Midas were obtained from drilling by independent contractor American Drilling Corp. of Spokane, Washington under the direction of Klondex staff. Logging, splitting, and sampling are conducted at the Fire Creek and Midas sites. Standards and blanks are inserted every 20 samples or at least one per hole. Duplicates are generated by the lab and re-assayed internally. QA/QC samples are tracked and if a result is outside of pre-determined limits the batch is re-assayed and the results replace the previous values.

Qualified Person
Scientific and technical information in this press release has been reviewed and approved by Mark Odell of Practical Mining LLC (Professional Mining Engineer in State of Nevada #13708; Registered Member SME #2402150), an "independent qualified person" within the meaning of NI 43-101.

About Klondex Mines Ltd. (www.klondexmines.com)
Klondex is a well-capitalized, junior-tier gold and silver mining company focused on exploration, development, and production in a safe, environmentally responsible, and cost-effective manner. The Company has 100% interests in two producing mineral properties: the Fire Creek Mine and the Midas Mine and ore processing facility, both of which are located in the state of Nevada, USA, as well as the True North Gold mine and ore processing facility in Manitoba, Canada, for which the Company has recently announced a positive production decision. The Company is also in the process of acquiring the Hollister Mine and Esmeralda processing facility, both of which are located in Nevada, USA.

More Information
John Seaberg
Senior Vice President, Investor Relations and Corporate Development
O: 775-284-5757
M: 303-668-7991
jseaberg@klondexmines.com

Cautionary Note Regarding Technical Information and Forward-looking Information
This news release contains certain information that may constitute forward-looking information or forward-looking statements under applicable Canadian and United States securities legislation (collectively, "forward-looking information"), including but not limited to information about the accuracy of current interpretation of drill and other exploration results, the Company's intention and ability to complete additional drilling, the Company's intention and ability to monetize mineralized material, project development and related permitting, cash flows, budgeting and the financial condition of the Company. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and United States available at www.sedar.com and www.sec.gov, respectively. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.

Cautionary Note to U.S. Investors Regarding the Use of Mining Terms
This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. All Mineral Reserve and Mineral Resource estimates included or referred to in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian

Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the Mineral Reserve disclosure requirements of the U.S. Securities and Exchange Commission (the “SEC”) set out in Industry Guide 7. Consequently, Mineral Reserve and Mineral Resource information contained in this news release is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC.

In particular, the SEC’s Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of Proven and Probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Under SEC Industry Guide 7 standards, a “final” or “Bankable” Feasibility Study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and all necessary permits and government approvals must be filed with the appropriate governmental authority. Accordingly, Mineral Reserve estimates contained in this news release may not qualify as “reserves” under SEC standards.

The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category.